November 2, 2021

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Registration Statement on Form S-1 Filed August 13, 2021 File No. 333-258818

Dear Mssrs. Kempf and Littlepage and Ms. Dao:

In response to your letter dated September 10, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see our responses below to your comments and Amendment No. 1 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 29, 2021 (“Amended S-1”).

Registration Statement on Form S-1 filed on August 13, 2021

Cover Page

1.	Please disclose your shell company status, as described on page 5.

RESPONSE: We have added the following disclosure on  the cover page of the prospectus included as part of the Amended S-1 as follows:

“We are deemed to be a shell company as defined under Rule 405 of the Securities Act of 1933, as amended. As such stockholders cannot rely on the provisions of Rule 144 for the resale of their shares until certain conditions are met.”

About This Prospectus, page 1

2.	You state here that the prospectus is part of a registration statement on Form S-1 that you filed using the “shelf” registration process. Please reconcile with the blank check box on the cover page which indicates that none of the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Securities and Exchange Commission

November 2, 2021

RESPONSE: We have checked the box on the cover page of the Amended S-1 to indicate that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Glossary for Cryptoassets, page 2

3.	Please disclose the consensus mechanisms used by each blockchain you plan to utilize.

RESPONSE: We have included the following disclosure in the Glossary for Cryptoassets on page iii of the Amended S-1:

“Consensus Mechanism: Each of Ethereum and Bitcoin uses Proof-of-work (POW) as the Consensus Mechanism.”

Risk Factors, page 9

4.	Given your reliance on the Service Providers, please discuss the risk that a Service Provider will divert its efforts and/or rewards towards its own interest rather than the company’s interest.

RESPONSE: The risk factor below has been included in the Amended S-1 on page 9.

“Any disruption of service experienced by certain of our third-party service providers or our failure to manage and maintain existing relationships or identify and engage or hire other qualified third-party service providers or employees to perform similar functions could harm our business, financial condition, operating results, cash flows, and prospects.

We may depend upon outside advisors who may not be available on reasonable terms as needed. To supplement the business experience of our officers and directors, we may be required to employ technical experts, appraisers, attorneys, or other consultants or advisors. Our management, with approval of our board of directors (“Board”) in certain cases, without any input from stockholders, will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an “as needed” basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

On March 19, 2021, we entered into the Services Agreement with GMR Limited, a British Virgin Islands limited liability company (“GMR”), Xsquared Holding Limited, a British Virgin Islands limited liability company (“SparkPool”) and Valuefinder, a British Virgin Islands limited liability company (“Valuefinder” and, together with GMR and SparkPool, each a “Service Provider” and collectively, the “Service Providers”). Pursuant to the Services Agreement, we engaged the Service Providers to provide cryptoasset mining management and analysis and to secure equipment to be purchased by us as consideration for 44,640,889 shares of common stock to be issued to GMR and SparkPool or their designees and 18,938,559 shares of common stock to be issued to Valuefinder or its designee, in each case upon the occurrence of certain events. On March 25, 2021, we filed a certificate of amendment to our Second Amended and Restated Articles of Incorporation (as amended from time to time, our “Articles”) with the Secretary of State of the State of Nevada to change our name to Applied Blockchain, Inc. By July 2021, we had purchased crypto mining equipment, taken delivery of such equipment, installed such equipment at a cohosting location and began mining and generating revenue. In July 2021, we added a strategic partner, Bitmain Technologies Limited (“Bitmain”), a producer of products for blockchain and artificial intelligence (AI) applications, to assist in the operation and development of our mining and co-hosting business as well as the identification of other strategic business initiatives.

Securities and Exchange Commission

November 2, 2021

If these third parties or other outside advisors experience difficulty providing the services we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, it could make it difficult for us to operate our cryptoasset mining operations. If we are unsuccessful in identifying or finding highly qualified third-party service providers or employees, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our cryptoasset mining business and our financial condition, operating results, cash flows, and prospects.”

5.	We note your disclosure that you currently have two customers, which will account for greater than 50% of the available energy under the Energy Services Agreement. Please disclose the material terms of your agreements with each customer, including the term, termination provisions and any minimum purchase requirements. Please also discuss the risks related to your business’s reliance on these customers.

RESPONSE: We have revised our existing risk factor relating to our co-hosting customers as follows. Please see page 14 of the Amended S-1:

“If our co-hosting customers suffer from harm or loss as a result of risks relating to crypto mining operations or determine not to use our co-hosting facility, our co-hosting operations may suffer from significant losses.

We have material customer concentration in our co-hosting business. We have entered into contracts with four customers to utilize our first co-hosting facility which is currently under construction. When our first co-hosting facility begins producing revenue, these four customers will account for 100% of the revenue from our first co-hosting facility (100MW). These customers have also contracted for 85MW of power at our second co-hosting facility once completed and operational. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. Additionally, our co-hosting customers are crypto miners themselves and subject to the same risks as we are with respect to their crypto mining businesses. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers. Should some or all of our co-hosting customers suffer from harm or loss due to a set of circumstances, their businesses could be negatively impacted or prevented. Further, our contracts with these customers permit them to terminate our services at any time (subject to notice and certain other provisions).

Securities and Exchange Commission

November 2, 2021

If any of our customers experience declining mining operations for any reason or determine to stop utilizing our co-hosting facilities, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position, and would negatively affect our revenues and results of operations.”

We have added the following disclosure to the Business section on page 47 of the Amended S-1:

“Customers

We have material customer concentration in our co-hosting business. We have entered into contracts with JointHash Holding Limited (a subsidiary of GMR), Bitmain Technologies Limited, F2Pool Mining, Inc. and Hashing LLC to utilize our first co-hosting facility which is currently under construction. When construction of our first co-hosting facility is complete, JointHash has contracted to use 40% of the available power, Bitmain for 45% a and F2Pool for 15%. Together these customers will account for 100% of our co-hosting facility revenue until our second facility is constructed and operational. These 4 customers have agreed to use an additional 85 MW of power at our second facility, once it is constructed and operational. We are currently exploring options with respect to property on which our second facility will be built as well as energy services arrangements to provide power to the second facility.

Pursuant to our co-hosting contracts with our all four customers we agree to provide an environment and electricity for normal operation, monitoring, reporting and maintenance of equipment and the customers agree to pay service fees to us. Service fees are made up of hosting fees, operation fees and maintenance fees. Hosting fees to be paid by JointHash, Bitmain and F2Pool are based on the cost of power consumption by the customer plus a surcharge with F2Pool. Operation fees and maintenance fees are to be determined by the parties in each contract and on each purchase order. F2Pool has agreed to pay a monthly minimum services fee determined in relation to then current hosting fees and Hashing agreed to pay a flat fee per month for all services subject to certain additional fees for maintenance fees.

The agreements with JointHash and Bitmain are effective until terminated. In addition to providing for termination for breaches or defaults (subject to certain cure periods) and by mutual agreement of the relevant parties, JointHash and Bitmain may terminate their agreements with respect to all or part of their equipment subject to the relevant agreement with payment of a termination fee calculated by reference to the equipment as to which the agreement is being terminated and its forecasted energy usage.

Securities and Exchange Commission

November 2, 2021

The terms of the agreements with F2Pool and Hashing are 60 calendar months from the date on which no less than a negotiated number of megawatts of power are available at our first facility. The term may be extended for an additional 24 months without change to the fee structure by agreement of both parties. Unilateral termination rights are only available upon defaults or breaches of the agreement (subject to cure periods), bankruptcy or similar situations and certain assignment, sale or merger of F2Pool to or with a third party.”

Capitalization, page 33

6.	Disclose the pro forma adjustments underlying the $32.5 million increase to cash and cash equivalent reflected in the Pro Forma As Adjusted column.

RESPONSE: We added additional detail to the second bullet point in the opening paragraph of Capitalization on page 35.

“a pro forma as adjusted basis, giving effect to the automatic conversions of all outstanding shares of our Series C Preferred Stock and Series D Preferred Stock as of August 31, 2021 into 210,409,090 shares of our common stock, as if such conversions had occurred on August 31, 2021 and giving effect to this offering.”

Management's Discussion and Analysis
Trends and Uncertainties, page 35

7.	Please discuss the impact of the service agreements with Valuefinder, SparkPool and GMR on current and future operating results. Also disclose any other known events that are reasonably likely to cause material changes in your reported results in accordance with Item 303(a)(B)(ii) of Regulation S-K.

RESPONSE: Disclosure under “Trends and Uncertainties” on page 36 of the Amended S-1 has been updated to include the following disclosure:

“In June 2021, we began our crypto mining operations. Prior to that time, we had no operating business or revenues since 2014. As a result, we are currently deemed to be a shell company. During June 2021, we also began planning and executing a strategy to develop co-hosting operations to meet the changing challenges and needs of the cryptoasset industry. As our business operations continue or commence and grow, and because of the rapidly changing nature of our industry, our business will continue to change. The regulatory framework in which we operate may change. In the year ended May 31, 2021, we did not have cryptoasset related operations. In the future we will account for such operations as set forth below. These accounting rules and regulations we follow are likely to change in the future as discussed below.

Securities and Exchange Commission

November 2, 2021

Regulatory Matters

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptoasset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptoassets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptoasset networks, cryptoasset users and cryptoasset exchange markets. Other countries around the world are likewise reviewing and, in some cases, increasing regulation of the cryptoasset industry. For instance, on September 24, 2021, China imposed a ban on all crypto transactions and mining.

Ongoing and future regulatory actions could effectively prevent our ongoing or planned crypto mining and co-hosting operations, limiting or preventing future revenue generation by us and rendering our operations and crypto mining equipment obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or operations.

Accounting Matters

Hosting revenue

We are constructing our first facility in which we will provide energized space and operating and maintenance services to third-party mining companies who locate their mining hardware within our co-hosting facility. We will account for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by energy consumption by our co-hosting customers, subject in certain cases to minimum monthly fees to be paid to us. As such, we will recognize revenue over the life of the contracts as our series of performance obligations are met. Hosting contracts may require payment in advance of the service delivery. We will recognize such payments as deferred revenue until our performance obligations are met, at which time we will recognize the revenue. We do not have any significant warranty obligations. Hosting revenue will be included in hosting revenue in our consolidated statements of operations.”

Securities and Exchange Commission

November 2, 2021

Business, page 38

8.	Please disclose whether you intend to accept digital assets as payment for services, hold digital assets for investment or convert such digital assets into fiat currency. If you intend to hold digital assets for investment, please describe your existing holdings as well as storage and custodial practices. Please disclose whether any cryptoassets besides Bitcoin and Ether are being mined or are being considered for mining, as well as the factors that you deem to be important in making a decision to mine a particular cryptoasset. Provide a detailed description of the process and framework that you will use to determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act.

RESPONSE: We have added disclosure on page 40 of the Amended S-1 as follows:

“We do not intend to accept digital assets as payment for services. We do intend to hold digital assets we mine for investment or conversion into fiat currency for working capital purposes.

We do not currently intend to mine cryptoassets other than Bitcoin and Ether. However, we may consider expanding our cryptoasset mining business in the future. We deem the following factors important in making a decision to mine a particular crypoasset: advice from securities and regulatory legal counsel about the regulatory framework and the Howey test, as applicable at the time, economic conditions, costs and benefits resulting from shifting operating equipment to mine cryptoassets other than Bitcoin and Ether as well as costs of any new or additional equipment, investor appetite, and other factors that may arise from time to time which could impact the costs and benefits to us and our shareholders of mining cryptoassets other than Bitcoin and Ether.”

We also added disclosure on pages 12 and 48 of the Amended S-1 as follows:

“In 2018, the SEC Director of Corporate Finance William Hinman announced that the Commission would not treat Ether or Bitcoin as securities. The legal test for determining whether or not any given cryptoasset is a security (the Howey test) is a highly complex, fact-driven analysis the outcome of which is difficult to predict. The SEC took the position that initial coin offerings (“ICOs”) are issuances of securities, a position that was upheld by the U.S. District Court for the Southern District of NY in the 2020 case SEC v. Telegram Group Inc. & TON Issuer Inc. The SEC’s position on most other cryptoassets, other than Bitcoin, Ether and ICOs, is that it is up to market participants to determine whether or not a particular cryptoasset is a “security.” The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptoasset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). With respect to all other cryptoassets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptoasset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.”

Securities and Exchange Commission

November 2, 2021

9.	Please provide clear disclosure pursuant to Item 101(h) of Regulation S-K, including the form and year of organization, the effect of existing or probable governmental regulations on the business and the costs and effects of compliance with environmental laws (federal, state and local).

RESPONSE: The following disclosure about the form, year and history of the Company has been updated and moved from the MD&A to the Business section. Please see page 41 of the Amended S-1.

“Company History

Applied Blockchain, Inc. was incorporated in Nevada in May 2001 under the name of Reel Staff, Inc. to provide staffing services to film, video and television production companies. In September 2002, in connection with a share exchange with the stockholders of Flight Safety Technologies, Inc. (“FSTO”), we discontinued previous operations and changed our name to FSTO, FSTO became our subsidiary and stockholders of FSTO acquired approximately 53% of our outstanding common stock. In June 2003, FSTO merged into us, and we became the owners of certain patents related to air travel safety technology which we planned to develop and market. On July 29, 2009, we filed a Form 15 with the SEC to terminate the registration of our common stock and our obligations to file annual, quarterly and other periodic reports with the SEC in order to conserve financial and other resources for the continuing development and commercialization of our business.

On September 2, 2008, we formed a subsidiary, Advanced Plasma Products, that acquired certain intellectual property and laboratory equipment for the development of products based on patented atmospheric plasma technology. We designed, produced and sold air purification products. The company also spent significant resources developing a medical device for chronic wound treatment. On October 23, 2009, we filed a certificate of amendment to our Articles with the Secretary of State of the State of Nevada to change our name to Applied Science Products, Inc.

On January 13, 2009, we acquired Cummins Family Produce, Inc., an Idaho corporation (“CFP”). CFP was a fresh produce processing and packaging business. The purpose of the acquisition was to acquire a cash generating business to further fund the development of plasma-based products at our other subsidiary, Advanced Plasma Products. Operations ceased in 2013 and the facilities leased by CFP were sold to another company. Thereafter, we were not able to secure additional funding needed to complete development and testing of the wound treatment device and operations ceased in 2014.

Securities and Exchange Commission

November 2, 2021

Since that time, all of our then existing subsidiaries have been dissolved or have become defunct.

On December 3, 2020, we filed a Certificate of Reinstatement/Revival with the Secretary of State of the State of Nevada in order reinstate us. At that time, we began investigating opportunities to acquire, or otherwise build, an operating business. We determined to build a business focused on cryptoassets, and specifically participate in Ethereum (Ether) mining. On March 19, 2021, we entered into the Services Agreement with GMR Limited, a British Virgin Islands limited liability company (“GMR”), Xsquared Holding Limited, a British Virgin Islands limited liability company (“SparkPool”), and Valuefinder, a British Virgin Islands limited liability company (“Valuefinder” and, together with GMR and SparkPool, each a “Service Provider” and collectively, the “Service Providers”). Pursuant to the Services Agreement, we engaged the Service Providers to provide cryptoasset mining management and analysis and to secure equipment to be purchased by us as consideration for 44,640,889 shares of common stock to be issued to each GMR and SparkPool or their designees and 18,938,559 shares of common stock to be issued to Valuefinder or its designee, in each case upon the occurrence of certain events. Such shares were issued to GMR, SparkPool and Valuefinder’s designee, Jason Zhang, a member of our Board, on July 16, 2021.

On April 7, 2021, we filed a certificate of amendment to our Articles with the Secretary of State of Nevada, to, among other things, change our name to Applied Blockchain, Inc.

To raise funds to purchase crypto mining equipment and begin building our business, on April 15, 2021, we filed our Articles with the Secretary of State of Nevada, to, among other things, establish Series C Convertible Redeemable Preferred Stock and to file the Certificate of Designations related thereto. Also on April 15, 2021, we entered into that certain placement agent agreement, dated as of April 7, 2021, by and between us and B. Riley Securities, Inc. Pursuant to such agreement, on July 16, 2021 we issued 660,000 shares of Series C Convertible Redeemable Preferred Stock (the “Series C Preferred Stock”) to certain investors for gross proceeds of $16,500,000. We used the net proceeds from the offering, among other things, to purchase cryptoasset mining equipment and pay for co-hosting services from Coinmint, LLC.

Also on April 15, 2021 holders of a majority of the shares of Series A Preferred Stock and Series B Preferred Stock opted to convert such shares which triggered a mandatory conversion of all outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into an aggregate of 172,591,849 shares of our common stock which shares were issued on July 2, 2021. Additionally, on April 15, 2021, we entered into an Exchange Agreement with certain noteholders, including Wes Cummins, our chairman of the Board, chief executive officer, secretary and treasurer, pursuant to which we agreed to exchange all outstanding notes for an aggregate of 30,502,970 shares of our common stock, which shares were issued on July 2, 2021.

Securities and Exchange Commission

November 2, 2021

In June 2021, we entered into a Co-Hosting and Services Agreement with Coinmint, LLC pursuant to which Coinmint hosts certain of our crypto mining equipment. We subsequently took delivery of our crypto mining equipment, installed the equipment at Coinmint’s co-hosting facility and began mining operations in June 2021.

On July 29, 2021, we filed a certificate of amendment to our Articles with the Secretary of State of Nevada, to increase our authorized capital stock to 1,005,000,000 shares and designate 1,000,000,000 as common stock. On the same day, we filed with the Secretary of State of Nevada the certificate of designations to establish Series D Convertible Redeemable Preferred Stock (the “Series D Preferred Stock”).

To raise funds to lease or purchase property, purchase and install a physical building on such land to house our co-hosting facility, make deposits for our energy services agreement and purchase additional crypto mining equipment to continue to expand our mining business and build our co-hosting business, on August 4 and 5, 2021, pursuant to that certain placement agent agreement, dated as of July 30, 2021, by and between us and B. Riley Securities, Inc. (the “Placement Agent Agreement”), we issued 1,300,000 shares of Series D Preferred Stock to certain investors for gross proceeds of $32,500,000. On August 25, 2021, pursuant to that certain placement agent agreement, dated as of July 30, 2021, we issued an additional 4,000 shares of Series D Preferred Stock to an investor for gross proceeds of $100,000. On October 7, 2021, we amended the Placement Agent Agreement to extend the duration during which previously unsold shares of Series D Preferred Stock could be sold and issued the remaining 76,000 unsold shares of Series D Preferred Stock to investors for gross proceeds of $1,900,000. We used a portion of the proceeds from the Series D Preferred Stock offering, among other things, to purchase property on which to locate our first co-hosting facility, pay amounts needed to secure an energy services agreement, order the prefabricated building that it being installed to serve as our first co-hosting location and to purchase additional mining equipment.

During the year ended May 31, 2021, we formed two subsidiaries, Shanghai Sparkly Ore Tech, Ltd and Applied Blockchain, Ltd. Shanghai Sparkly Ore Tech, Ltd is a wholly owned foreign entity in China that is currently dormant. Applied Blockchain, Ltd. is a wholly owned subsidiary formed in Grand Cayman. Applied Bockchain, Cayman was dormant except that it held a digital wallet which we might use in the future if we undertake crypto mining outside of the U.S until October 12, 2021 when it entered into a services agreement with Xsquared Holding Limited. In June 2021, we formed a wholly-owned subsidiary, APLD Hosting, LLC, in Nevada. APLD Hosting is entering into agreements to own and operate our co-hosting facilities.”

The following information about governmental regulations and environmental regulations has been added to the Business section. Please see page 47 of the Amended S-1.

Securities and Exchange Commission

November 2, 2021

“Government Regulations

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptoasset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptoassets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptoasset networks, cryptoasset users and cryptoasset exchange markets. On September 24, 2021, China imposed a ban on all crypto transactions and mining. Other governments around the world are also reviewing their rules and regulations concerning the cryptoasset industry, including the United States.

In 2018, the SEC Director of Corporate Finance William Hinman announced that the Commission would not treat Ether or Bitcoin as securities. The legal test for determining whether or not any given cryptoasset is a security (the Howey test) is a highly complex, fact-driven analysis the outcome of which is difficult to predict. The SEC took the position that initial coin offerings (“ICOs”) are issuances of securities, a position that was upheld by the U.S. District Court for the Southern District of NY in the 2020 case SEC v. Telegram Group Inc. & TON Issuer Inc. The SEC’s position on most other cryptoassets, other than Bitcoin, Ether and ICOs, is that it is up to market participants to determine whether or not a particular cryptoasset is a “security.” The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptoasset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). With respect to all other cryptoassets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptoasset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Securities and Exchange Commission

November 2, 2021

Ongoing and future regulatory actions could effectively prevent our ongoing or planned crypto mining and co-hosting operations, limiting or preventing future revenue generation by us and rendering our operations and crypto mining equipment obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or operations.

Environmental Regulations

We have observed increasing media attention directed at the environmental concerns associated with cryptocurrency mining, particularly its energy-intensive nature. While we do not believe any U.S.-based regulators have taken a position adverse to our business, in March 2021, the governmental authorities for the Chinese province of Inner Mongolia, which represented roughly 8% of the world’s total mining power, banned bitcoin mining in the province due to the industry’s intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare Earth metals used to manufacture miners and the production of electrical power used in bitcoin mining). We have, and continue to, monitor domestic and international regulations, including regulations relating to environmental impacts of our business.

Our first co-hosting facility is being constructed in North Dakota. North Dakota is one of the States leading the United States in wind power generation. We signed an energy services agreement with a utility in North Dakota to power this facility. The power comes off a grid and we cannot control whether that energy is generated by wind or other methods. We do not have access to information about the amount of energy we used and the sources of that energy. We have, and will continue to, consider opportunities for limiting the impact of our business on the environment.”

10.	Please disclose whether you are participating, or have participated, in any DeFi protocol or offering of non-fungible tokens and how you evaluate the risks of engaging in such activities from a business and regulatory perspective.

Securities and Exchange Commission

November 2, 2021

RESPONSE: We have revised our disclosure on pages 3 and 44 of the Amended S-1 as follows:

“Expand into other cryptocurrency assets and businesses. While we do not currently mine cryptoassets other than Bitcoin and Ether, we see potential value in the ecosystems developing around cryptoassets. New asset classes such as Non-fungible tokens (NFTs) have increasingly gained acceptance. An NFT allows for representation of something unique as an Ethereum-based asset. In the first three months of 2021, NFT sales were over $2 billion, with volumes up approximately 20x compared to the $93 million in sales during the final three months of 2020 according to reporting by CNBC. Additionally, we may expand into other cryptoasset related businesses. For instance, pursuant to our agreement with SparkPool, formerly one of the largest Ether mining pool managers before shutting down its operations in response to changed regulations in China, SparkPool is advising us on how to manage a mining pool for our own mining activities and potentially as a service to provide to third parties. We deem the following factors important in making a decision to enter into a particular line of business: advice from securities and regulatory legal counsel about the regulatory framework applicable to such line of business, including the Howey test for whether or not a particular asset could be a security and consequences thereof , as applicable at the time, economic conditions, costs and benefits resulting from investing in a new line of business rather than our current mining an co-hosting businesses, other costs of establishing such new or additional line of business, investor appetite, and other factors that may arise from time to time which could impact the costs and benefits to us and our shareholders.”

Strategic Relationships, page 39

11.	Expand your disclosure relating to your partnerships with SparkPool, GMR and ValueFinder to discuss all material terms of these arrangements. Quantify any benefits accruing to any of your executive officers, directors or significant investors as a result of these arrangements.

RESPONSE: The below disclosure has been added on pages 44 of the Amended S-1:

“Strategic Relationships

On March 19, 2021, we entered into the Services Agreement with GMR Limited, a British Virgin Islands limited liability company (“GMR”), Xsquared Holding Limited, a British Virgin Islands limited liability company (“SparkPool”) and Valuefinder, a British Virgin Islands limited liability company (“Valuefinder” and, together with GMR and Sparkpool, each a “Service Provider” and collectively, the “Service Providers”). Pursuant to the Services Agreement, we engaged the Service Providers to provide cryptoasset mining management and analysis and to secure equipment to be purchased by us as consideration for 44,640,889 shares of common stock to be issued to GMR and SparkPool or their designees and 18,938,559 shares of common stock to be issued to Valuefinder or its designee, in each case upon the occurrence of certain events. By July 2021, with the advice and services of our Service Providers we had purchased crypto mining equipment, taken delivery of such equipment, installed such equipment at a cohosting location and began mining and generating revenue. In July 2021, we added a strategic partner, Bitmain Technologies Limited (“Bitmain”), a producer of products for blockchain and artificial intelligence (AI) applications. Valuefinder and Bitmain have likewise assisted us in the identification and analysis of other strategic business initiatives.

Securities and Exchange Commission

November 2, 2021

Mr. Jason Zhang, our director and the sole equity holder of Valuefinder, was named designee of Valuefinders shares. Accordingly, Mr. Zhang received 18,938,559 shares of our common stock as a result of our agreement with Valuefinder.

Company’s Crypto Mining

The strategic relationships between APLD, SparkPool, GMR and Bitmain have provided APLD access to difficult to acquire hardware needed to begin and grow our mining operations and advice about our mining focus and business plans. SparkPool is currently in the process of shutting down its operations and is assisting us in a transition to a new Ether mining pool manager, Ethermine. The terms of mining pool management arrangements with SparkPool and Ethermine are substantially similar, not subject to contracts and may be terminated by us at any time. Accordingly, we do not expect any negative adverse effects on our business as a result of the change of Ether mining pool managers. As we purchase Bitcoin mining hardware and establish our co-hosting business, SparkPool’s advice and assistance acquiring Ether mining hardware which were instrumental in our ability to commence our mining business is becoming less significant to us. GMR’s proprietary algorithm optimizes mining in real-time to maximize return on deployment assets. The GMR team provides services to us with respect to mining asset selection, asset management, trading, etc. We have also entered into an agreement with Bitmain Technologies Limited from whom we are purchasing additional mining equipment. Additionally, several of these strategic partners have invested in us and have, or are expected to, become our co-hosting customers.

Company’s Hosting Operations

Valuefinder and Bitmain have provided advice on commencing a co-hosting business in addition to our mining business. On September 12, 2021, we entered into an Amended and Restated Energy Services Agreement with respect to 100 megawatts to be used by us and our co-hosting customers. We have also entered into agreements with several of our Service Providers or entities introduced to us by them for our co-hosting services which will account for greater than 90% of the available energy under the Amended and Restated Energy Services Agreement.”

Management, page 42

12.	For each director and executive officer, please state the period of service for each position such person holds at the company. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Zhang should serve as a director. Please refer to Items 401(a), 401(b) and 401(e) of Regulation S-K.

RESPONSE: Our disclosure on page 55 of our Amended S-1 has been revised to state:

“Each of our current directors serves until the next annual meeting of our shareholders or earlier death, resignation or removal. Despite the expiration of a director’s term, however, the director shall continue to serve until such director’s successor is elected and qualifies or until there is a decrease in the number of directors.”

Securities and Exchange Commission

November 2, 2021

Our disclosure on Page 54 of Mr. Zhang’s experience, qualifications, attributes and skills that lead to the conclusion that Mr. Zhang should serve as a director has been expanded to state:

“Mr. Zhang is an investor and entrepreneur in the technology sector. In 2019, Mr. Zhang founded Valuefinder, LLC, a British Virgin Island limited liability company (“Valuefinder”), which advises, or invests in, cryptoasset related companies. Prior to that Mr. Zhang served as an investment analyst at MSD Capital from 2015 to 2017. MSD Capital is a private investment firm established in 1998 to exclusively manage the assets of Michael Dell and his family. From 2017 to 2019, Mr. Zhang was an investment analyst at SCGE Management LP (Sequoia), an investment company that invests in early stage companies. At both MSD Capital and Sequoia, Mr. Zhang focused investments in startup companies, including companies involved with cryptoassets, enterprise software, consumer products and hardware. Mr. Zhang graduated from Harvard College in 2015. We believe that Mr. Zhang’s experience with startup companies and companies involved in cryptoassets is a valuable resource to us as we build and expand our operations and enable him to be an effective member of the Board.”

Security Ownership of Certain Beneficial Owners and Management, page 49

13.	Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by Xsquared Holding Limited and GMR Limited.

RESPONSE: The following disclosure has been added to page 70 of the Amended S-1.

“(d) Xin Xu, as sole director of Xsquared Holding Limited, has voting and dispositive power over the 44,640,889 shares of our common stock held by Xsquared Holding Limited. Mr. Xu disclaims beneficial ownership of such shares.

(e) Guo Chen, as sole director of GMR Limited, has voting and dispositive power over the 44,640,889 shares of our common stock held by GMR Limited. Mr. Chen disclaims beneficial ownership of such shares.”

Consolidated Financial Statements
3. Basis of Presentation and Significant Accounting Policies, page F-6

14.	Disclose in detail your policies for recognizing revenue from mining cryptoassets and providing hosting services to other cryptoasset miners.

RESPONSE: We have added the following disclosure on page 36 of the Amended S-1.

Securities and Exchange Commission

November 2, 2021

“Hosting revenue

The Company provides energized space and operating and maintenance services to third-party mining companies who locate their mining hardware within the co-hosting facility. The Company accounts for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by daily successful operation of the mining hardware. As such, the Company recognizes revenue over the life of the contract as its series of performance obligations are met. Hosting contracts may require payment in advance of the service delivery. The Company recognizes such payments as deferred revenue until its performance obligations are met, at which time the Company recognizes the revenue. The Company does not have any significant warranty obligations. Hosting revenue is included in Cryptocurrency mining revenue in the consolidated statements of operations.”

15.	Disclose your accounting policies with respect to cryptoassets and advise us.

RESPONSE: We have added the following disclosure on page 36 of the Amended S-1.

“Accounting Matters

Hosting revenue

We are constructing our first facility in which we will provide energized space and operating and maintenance services to third-party mining companies who locate their mining hardware within our co-hosting facility. We will account for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by energy consumption by our co-hosting customers, subject in certain cases to minimum monthly fees to be paid to us. As such, we will recognize revenue over the life of the contracts as our series of performance obligations are met. Hosting contracts may require payment in advance of the service delivery. We will recognize such payments as deferred revenue until our performance obligations are met, at which time we will recognize the revenue. We do not have any significant warranty obligations. Hosting revenue will be included in hosting revenue in our consolidated statements of operations.”

We have added the following disclosure on page F-22 of our unaudited consolidated financial statements for the quarter ended August 31, 2021:

“Cryptoassets

Cryptoassets are included in current assets in the accompanying consolidated balance sheets. Cryptoassets are classified as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, and are accounted for in connection with the Company’s revenue recognition policy detailed above and in Footnote 5. Management will evaluate market conditions on a quarterly basis. When events or circumstance identified through this process indicate that cryptoassets may be impaired, they are tested for impairment. Impairment, if any, is recognized for the difference between the fair value of the underlying cryptoasset and the carrying amount of the cryptoasset. Fair value is measured using the quoted price of the cryptoasset at the time its fair value is being measured.

Securities and Exchange Commission

November 2, 2021

Cryptoassets awarded to the Company through its mining activities are included within the operating activities in the accompanying consolidated statements of cash flows. Gains from the sales of cryptoassets are recorded in other income (expense) in the accompanying consolidated statements of operations. The Company accounts for its gains in accordance with the first in, first out (“FIFO”) method of accounting.”

We have added the following disclosure on page F-24 of our unaudited consolidated financial statements for the quarter ended August 31, 2021:

“Cryptoasset mining revenue

The Company has entered into cryptoasset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a theoretical fractional share of the cryptoasset award the mining pool operator receives (less service fees to the mining pool operator which are recorded as a reduction of revenue) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptoasset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because validation awards are not known until a block is placed, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. Fair value of the cryptoasset award received is determined using the quoted price on the Company’s primary exchange of the related cryptoasset at the time of receipt.

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptoassets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results of operations.”

Securities and Exchange Commission

November 2, 2021

Commitments and Contingencies
Commitments
Service Agreement, page F-17

16.	Please clarify the related party aspects of these transactions. Tell us and disclose the nature of the services to be provided by each service provider. Indicate the reporting periods in which each provider will provide services and how such services will be accounted for. Tell us and disclose how you plan to determine the value of common shares to be issued as compensation and quantify the total amount assigned to the services.

RESPONSE: We have included the following revised disclosure on page F-29:

“Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

In March 2021, the Company executed a strategy planning and portfolio advisory services agreement (“Services Agreement”) with GMR Limited, a British Virgin Island limited liability company (“GMR”), Xsquared Holding Limited, a British Virgin Island limited liability company (“SparkPool”) and Valuefinder, a British Virgin Islands limited liability company (“Valuefinder”) and, together with GMR and SparkPool, the “Service Providers”). Jason Zhang, a board member of the Company, is the sole equity holder and manager, of Valuefinder and a related party. Pursuant to the Services Agreement, the Service Providers agreed to provide cryptoasset mining management and analysis and to assist the Company in securing difficult to obtain equipment and the Company agreed to issue 44,640,889 shares of the Company’s common stock to GMR or its designees, 44,640,889 shares of the Company’s common stock to SparkPool or its designees and 18,938,559 shares of the Company’s common stock to Valuefinder or its designees. Each Service Provider has provided such services to the Company which services commenced in June 2021. In July 2021, after clearance of the Company’s name change by FINRA and receipt of additional information from the Service Providers required by the transfer agent, the Company issued 44,640,889 shares of the Company’s common stock to each of GMR and SparkPool and 18,938,559 shares of the Company’s common stock to Jason Zhang, Valuefinder’s designee.

The services have been accounted for at fair value of the equity instrument pursuant to ASU 2018-07, Stock Compensation (Topic 718): Nonemployee Shared-Based Payment. The value of the common shares issued as compensation was set at the valuation determined in connection with the Company’s issuance and sale of its Series C Redeemable Convertible Preferred Stock, $0.13 per share. The total value of the common shares issued pursuant to the services agreement was assigned to the services provided by the ‘‘Service Providers.’’

17.	Further, it appears from the disclosures in subsections 1 and 2 of Item 15 on page ii and from Exhibit 10.1 that the consideration for these services, 108,220,337 common shares, was issuable prior to your May 31, 2021 fiscal year-end. Please either revise or explain and disclose why the issuance of these common shares is not reflected in your historical financial statement for the year ended May 31, 2021.

Securities and Exchange Commission

November 2, 2021

RESPONSE: We have included the following revised disclosure in Item 15 as set forth below:

1.	On March 19, 2021, the Company and certain consultants entered into a Services Agreement pursuant to which the consultants agreed to provide specified services to the Company and the Company agreed to issue shares of common stock to each consultant in connection with the closing of the offering of Series C Preferred Stock by the Company. In satisfaction of the Company’s obligations under the Services Agreement, upon FIRNA’s processing of the Company’s name change and receipt of additional information from the service providers required by the transfer agent, on July 16, 2021, the Company issued an aggregate of 108,220,162 common shares to the consultants pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

2.	Also on April 15, 2021, the holders of a majority of the shares of the Company’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, voted to convert their Series A Convertible Preferred Stock and Series B Convertible Preferred Stock which caused a mandatory conversion of all such Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. As a result of the mandatory conversion, and upon FINRA’s processing of the Company’s name change and receipt of additional information from the service providers required by the transfer agent, on July 2, 2021, the Company issued an aggregate of 172,591,850 shares of common stock. The conversions were undertaken pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act.

3.	Also on April 15, 2021, the Company and certain holders of the Company’s notes entered into an Exchange Agreement pursuant to which the Company exchanged all such notes for an aggregate of 18,938,528 shares of the Company’s common stock. Upon FINRA’s processing of the Company’s name change and receipt of additional information from the service providers required by the transfer agent, the exchange was undertaken on July 7, 2021 pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act.

4.	On July 16, 2021, upon FINRA’s processing of the Company’s name change and receipt of additional information from the service providers required by the transfer agent and pursuant to the terms and conditions of a private placement agreement, the Company sold 660,000 shares of Series C Convertible Redeemable Preferred Stock, par value $0.001 per share, (“Series C Preferred Stock”) for $16.5 million. The Company’s Series C Preferred Stock has a stated value of $25 per share (“Stated Value”). The Series C Preferred Stock was issued without registration based on the exemption from registration provided under Section 4(a)(2) of the Securities Act. B. Riley Securities, Inc. acted as placement agent in connection with the offering of the Company’s Series C Preferred Stock.

5.	On July 30, 2021, pursuant to the terms and conditions of a private placement agreement, the Company issued an aggregate of 1,300,000 shares of Series D Convertible Redeemable Preferred Stock, par value $0.001 per share, (“Series D Preferred Stock”) for $32.5 million. The Company’s Series D Preferred Stock has a stated value of $25 per share (“Stated Value”). The Series D Preferred Stock was issued without registration based on the exemptions from registration provided under Regulation D and Regulation S of the Securities Act. B. Riley Securities, Inc. acted as placement agent in connection with the offering of the Company’s Series D Preferred Stock.

6.	On August 24, 2021, pursuant to the terms and conditions of a private placement agreement, the Company issued an additional 100,000 shares of Series D Preferred Stock for $100,000. The Company’s Series D Preferred Stock has a stated value of $25 per share (“Stated Value”). The Series D Preferred Stock was issued without registration based on the exemptions from registration provided under Regulation D of the Securities Act. B. Riley Securities, Inc. acted as placement agent in connection with the offering of the Company’s Series D Preferred Stock.”

Securities and Exchange Commission

November 2, 2021

7.	On October 7, 2021, pursuant to the terms and conditions of a private placement agreement, the Company issued an additional 76,000 shares of Series D Preferred Stock for $1,900,000. The Company’s Series D Preferred Stock has a stated value of $25 per share (“Stated Value”). The Series D Preferred Stock was issued without registration based on the exemptions from registration provided under Regulation D of the Securities Act. B. Riley Securities, Inc. acted as placement agent in connection with the offering of the Company’s Series D Preferred Stock.”

General

18.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We have no such communications to provide.

Sincerely,

/s/ Wes Cummins

cc:     Carol Sherman